Prudential Investment Portfolios, Inc. 15

PGIM Short Duration High Yield Income Fund

AMENDMENT TO MANAGEMENT AGREEMENT

This Amendment to Management Agreement, dated and effective as of July 1, 2022, is entered into between Prudential Investment Portfolios, Inc. 15 ("PIP 15"), on behalf of its series, PGIM Short Duration High Yield Income Fund (the "Fund"), and PGIM Investments LLC (the "Manager").

WHEREAS, PIP 15 and the Manager entered into a Management Agreement with respect to the Fund dated October 1, 2012, as amended (the "Management Agreement"); and

WHEREAS, PIP 15 and the Manager have mutually agreed to revise Schedule A of the Management Agreement, in order to reduce the management fee rate pursuant to which PIP 15 compensates the Manager for the services provided by the Manager to the Fund under the Management Agreement.

NOW THEREFORE, the parties mutually agree as follows:

1.The management fee rate schedule appearing in Schedule A of the Management Agreement is hereby deleted in its entirety and is replaced with the following new management fee rate schedule applicable to the Fund:

Management Fee Rate:

0.700% of average daily net assets up to and including $2 billion 0.675% on next $3 billion of average daily net assets

0.655% on average daily net assets over $5 billion

2. The Management Agreement is unchanged in all other respects.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first above written.

PRUDENTIAL INVESTMENT PORTFOLIOS, INC. 15

By: /s/ Stuart S. Parker, President

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Stuart S. Parker, President

PGIM INVESTMENTS LLC

By: /s/ Scott E. Benjamin

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Scott E. Benjamin Executive Vice President